Urban Agricultural Corp.
8 Algonquian Drive
Natick, MA 01760

Michael J. Mahoney
720 Morris Avenue
Bryn Mawr, PA 19010

Dear Michael:

On behalf of Urban Agricultural Corp. ("UAC" or the "Company") I am pleased to offer you the position of President. The following are the terms of your employment with UAC.

Title:

President

Effective Date:

July 5, 2010

Salary:

$190,000 (paid bi-weekly) per year to be reviewed annually. Your salary will be a payroll liability of the Company accruing with each regularly occurring pay-period until a minimum level of capital has been raised ("the Minimum Capital"). Once the Minimum Capital has been raised you will receive your full bi-weekly salary. Your accrued salary and any other accrued compensation shall be paid to you prior to  December 31, 2010. The Minimum Capital threshold shall be determined by the Company's CEO and President in consultation with the Company's Board of Directors.

Stock Ownership:

You shall be granted an amount of fully vested common shares in UAC equal to five percent (5%) of the outstanding shares as calculated immediately after the share grant.

Report to:

Chief Executive Officer

Annual Bonus:

Target bonus of 50% of salary based on corporate objectives. For 2010, your target bonus will be $47,500.00

Stock Options:

You will participate in an Urban Agricultural Employee Stock Incentive Plan. Annual awards will be made at the discretion ofthe Board of Directors.

Term:

Unless terminated as set forth herein, your employment hereunder shall commence on July 6, 2010, and shall continue during the period ending on the third (3rd) anniversary date (the "Term"). Thereafter, your employment shall he extended automatically for consecutive periods of one (1) year unless either party shall provide notice to the other of its intention not to extend your employment, such notice to be given not less than ninety (90) days prior to the end of the Term, or any one (1) year extension period, ("Extended Term") as the case may be. During the Term of this agreement the Company may terminate your employment by giving notice to you of not less than six (6) months prior to the termination date.

Termination:

Your employment with the Company may be terminated as follows:

(a) Death. Your employment shall automatically terminate upon your death.
(b) Just Cause. The Company may terminate your employment at any time, with or without Just Cause (as defined herein), effective at such time that the Company notifies you of such termination (or such other time Specified in such notification).

For purposes of this Agreement, "Just Cause" shall mean:
(i) any act of dishonesty by you in connection with the performance of your duties on behalf of the Company; or (ii) any material breach of any term of this Agreement by you.

(c) Good Reason. You may terminate your employment for "Good Reason" and receive severance pay equal to the greater of six months pay or the balance of the contract term on five (5) days Notice of Termination to the Company. For purposes of this Agreement, "Good Reason" shall mean the occurrence after a Change in Control of any of the events or conditions described below:

1. a reduction in your Base Salary or any failure to pay you any compensation or benefits to which you are entitled within five days of the date due.
2. the failure by the Company to continue in effect (without reduction in benefit level and/or reward opportunities) any material compensation or employee benefit plan in which you were participating immediately prior to a Change in Control.
3. any material breach by the Company of any provision of this Agreement.
4. any purported termination of your employment for Just Cause by the Company which does not comply with the terms of this Agreement.
5. a material diminution in your authority, function or position with the Company.

(d) Resignation. You shall have the right to terminate your employment at any time for any reason by giving at least thirty (30) days' prior written notice of your resignation. The Company may waive the thirty (30) days prior notice of resignation requirement, in its sole discretion. In the event of a resignation under this provision, you shall not be entitled to severance.

(e) Payments. If you resign, or if your employment is terminated as a result of death, or if the Company terminates your employment for Just Cause, the Company shall pay your salary through your last day of employment, shall comply with applicable law regarding payment for vacation and continuation of any health insurance or other benefits, but shall otherwise have no obligation whatsoever to pay or provide you any amount or benefit. Upon termination of your employment with the Company for any reason, the Company shall have the right to withhold payment of any amounts owed by you to the Company.

Employment Status:

You are being employed by the Company and will devote your best efforts to the advancement of the business and the interest of the Company. Notwithstanding the foregoing, nothing in this Agreement shall restrict you from managing your personal investments, personal business affairs and other personal matters, or serving on civic or charitable boards or committees, if such activities do not interfere with the performance of his duties hereunder or conflict with the Company's interests.

Benefits:

You will participate in a standard employee benefit program including medical, life, and disability. Until such a plan is established UAC will pay $1,200 per month towards the cost of your health insurance. Payments to be made on or around the first day of each month not subject to accrual.

You will be given twenty (20) days of paid vacation time for the first year of employment, prorated on a monthly basis from the date hereof. Your vacation and sick time shall be governed by the Company's vacation and sick time policies as they may be amended from time to time; provided, however, your paid vacation time shall not be less than 20 days in any circumstances.

Miscellaneous:

Expenses: the Company will reimburse you in full within 15 business day following the submission of appropriate documentation supporting expenses for reasonable travel and out of pocket business expenses incurred by you in the performance of your duties.

Entire Agreement: this letter agreement contains all of the terms of your employment with the Company, and supersedes any prior understandings or agreements, whether oral or written, between you and the Company. This agreement may not be modified except in writing signed by both parties. This agreement will be governed by the laws of the Commonwealth of Massachusetts, notwithstanding the conflict of laws principles thereof.

Early Termination: In the event that the Company's Board of Directors fails to approve the Minimum Capital recommendation, or the Company fails to raise the Minimum Capital by September 10, 2010, this Agreement shall terminate and any financial obligations of the Company to you shall become immediately due and payable in full.

Indemnification: To the fullest extent permitted or required by law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), the Company shall defend and indemnify you from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that you are or were a director, officer, employee, or agent of the Company, or are or were serving at the request of the Company as a director, officer, employee, or agent of another Company, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), amounts paid in settlement, judgments, and fines actually and reasonably incurred by you in connection with such action, suit, or proceeding; provided, however, that no indemnification shall be made (i) in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, or (ii) with respect to proceedings, claims or actions initiated or brought voluntarily by you and not by way of defense. The Company shall not settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought from the Company by you (whether you are an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of you from all liability arising out of such claim, action, suit or proceeding.

I look forward to working with you, and am pleased to have you as part of our team.

Sincerely,

/s/ Edwin A. Reilly

Edwin A. Reilly
Chief Executive Officer

Agreed and Accepted:

/s/ Michael J. Mahoney

Michaek J. Mahoney
Date: July 8, 2010